EXHIBIT 2

                                 [TRANSLATION]

                                                                 January 7, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

TEL AVIV STOCK EXCHANGE          SECURITIES AUTHORITY
www.tase.co.il                   www.isa.gov.il

                     IMMEDIATE REPORT OF RESULTS OF MEETING

The following resolutions were adopted at the Special General Meeting which took place on January 7, 2008:

     1.   The propsal to amend Article 133 of the Bank's Articles was rejected.

     2. The proposal to amend the Bank's Articles by adding a new Article 132A was likewise rejected.

     3. As detailed in the Immediate Report dated December 13, 2007 regarding the convening of the Meeting, following the decision of the Tel Aviv Deistrict Court dated August 5, 2007, by which as long as there is no distribution of a dividend to the holders of the Bank's Preference shares, there is no accumulation of interest on the perpetual deposits of the Bank with the Treasury, the Bank's Board of Directors resolved that it would be proper to act to renew the distribution of the dividend to the holders of the Preference Shares.

          Within this framework, the Board also resolved to convene the Bank's General Meeting in order to bring before it its recommendation to amend Article 133 of the Bank's Articles, such that it would permit the payment of a dividend also from the interest paid to the Bank for its perpetual deposits with the Traesury (and not only from profits as is currently set forth in the Articles), and to add a new Article 132A, which would permit the Bank's Board to resolve to distribute a current preferrence dividend even absent a distribution of preferrence dividends in arrears, when the Bank would be precluded from distributing dividends in arrears as aforesaid.